Exhibit 25

          SUPREME COURT OF THE STATE OF NEW YORK
          COUNTY OF NEW YORK
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          KENNETH STEINER,
                                            :      Civil Action No.
                              Plaintiff,
                                            :      CLASS ACTION
                    -against-                      COMPLAINT
                                            :
          GROW GROUP, INC., JOSEPH M.
          QUINN, JOHN F. GLEASON, J.J.      :
          APOSTOLAKIS, PETER L. KEANE,
          ARTHUR W. BROSLAT, ANGUS          :
          MACDONALD, ROBERT J. MILANO,
          WILLIAM H. TURNER, HAROLD G.      :
          BITTLE, TULLY PLESSER, and
          PHILLIPPE ERARD,                  :

                              Defendants.   :
                                            x
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                    Plaintiff, by and through his attorneys, alleges as
          follows:

                    1. Plaintiff brings this action as a class action on behalf of himself and all other stockholders of Grow Group, Inc. ("Grow" or the "Company") who are similarly situated, against the directors of Grow to enjoin certain actions of the defendants related to the purchase of the outstanding shares of Grow.

                                       PARTIES

                    2. Plaintiff Kenneth Steiner is the owner of Grow common stock, and has owned such stock at all relevant times.

                    3. (a) Defendant Grow, a New York corporation based in New York, New York, formulates and produces a complete line of architectural coatings and chemicals for automotive use such as thinners, solvents, adhesives paint strippers and sealants. The Company also produces detergents and cleaning products for household use.

                         (b) As of April, 1995, Grow had over 16.1 million shares of common stock outstanding, which shares are traded on the New York Stock Exchange.

                    4. (a) Defendant Russell Banks ("Banks") is and has been at all relevant times President and Chief Executive Officer of the Company. Banks is the beneficial owner of 2.7% of the Company's outstanding stock.

                         (b) Defendant Joseph M. Quinn ("Quinn"), is and has been at all relevant times Executive Vice President, Chief Operating Officer and director of the Company.

                         (c) Defendant John F. Gleason ("Gleason") is and has been at all times relevant Executive Vice President and a director.

                         (d) Defendants J.J. Apostolakis, Peter L. Keane, Arthur W. Broslat, Angus N. MacDonald, Robert J. Milano, William
          H. Turner, Harold G. Bittle, Tully Plesser and Phillippe Erard are and have been at all relevant times directors of Grow.

                         (e) The defendants referred to in subparagraph 4(a)-(c) are collectively referred to as the "individual defendants."

                    5. By virtue of the individual defendants' positions as directors and officers of Grow, said defendants were and are in a fiduciary relationship with plaintiff and the other public stockholders of the Company, and owe to plaintiff and the other members of the Class the highest obligations of good faith and fair dealing.

                               CLASS ACTION ALLEGATIONS

                    6. Plaintiff brings this action for declaratory, injunctive and other relief on their own behalf and as a class action, pursuant to CPLR SECTION 901 et seq. and on behalf of all common stockholders of Grow (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who are being deprived of the opportunity to maximize the value of their Grow shares by the wrongful acts of the defendants as described herein.

                    7. This action is properly maintainable as a class action for the following reasons:

                         (a) The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are over 16.1 million common shares of Grow outstanding, owned by over four thousand stockholders. Members of the Class are scattered throughout the United States.

                         (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

                         (c) The claims of plaintiff is typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                         (d)  Plaintiff is committed to the vigorous
          prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                              (e)  The prosecution of separate actions by
          individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

                         (f) Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                                  FACTUAL BACKGROUND

                    8. On April 28, 1995, Grow announced that it was discussing undertaking an agreement pursuant to which an unidentified third party would acquire 100% of the common stock of Grow in an exchange for $18.10 a share for Grow Common Stock.

                    9. On April 30, 1995, Grow entered into an Agreement and Plan of Merger (the "Merger Agreement") with Imperial Chemical Industries PLC ("ICI") and an affiliate of ICI, GDEN Corporation ("GDEN"), pursuant to which GDEN offered to purchase in a tender offer (the "tender offer") all shares of Grow (other than those held by Coriman SA ("Coriman") at a price of $18.10 per share, and upon consummation of the tender offer, merge GDEN into the Company, and convert each remaining share into the right to receive $18.10 per share (the "merger"). On the same date, ICI and GDEN entered into an option agreement with Coriman (the "option agreement"), pursuant to which, subject to certain conditions, ICI has the right to acquire 4,025,841 Company shares owned by Coriman at a price of $17.50 per share.

                    10. The individual defendants, having decided to sell the Company, had an obligation to maximize shareholder value. In fact, the individual defendants have not properly sought to maximize shareholder value and instead have failed to adequately respond to expressions of interest from bona fide purchasers, such as, Sherwin Williams Co. ("Sherwin Williams").

                    11. Sherwin Williams disclosed on May 8, 1995 that they had approached Grow on March 17, 1995 about entering a confidentiality agreement in order to undertake a due diligence investigation of Grow. Sherwin Williams forwarded the agreement to Grow on March 31, 1995, but Grow never executed the agreement, effectively excluding Sherwin Williams from the bidding process. On April 17, Grow told Sherwin Williams that it would be excluded from bidding for the Company.

                    12. On May 8, 1995 Sherwin Williams commenced a tender offer of $19.50 for each share of outstanding Grow stock (the Sherwin William offer").

                    13. The Sherwin Williams offer is conditioned upon, inter alia, the defendants removing certain barriers to the acquisition of the Company including a shareholder rights plan adopted in February 1988 (the "right plan"), and a $8 million lock-up fee (the "lock-up fee") granted to ICI pursuant to the Merger Agreement in the event that the merger is not consummated.

                    14. The amount of consideration offered Company shareholders is inadequate in view of the Sherwin Williams offer as well as the inherent value of the Company. In that regard, analysts have valued the Company at amounts significantly in excess of $18.10 per share.

                    15. As members of the Board of Directors of Grow, the individual defendants owe to Company stockholders fiduciary duties. These duties include the highest obligations of due care, good faith, loyalty, candor and to maximize shareholder value.

                    16. The actions taken by the individual defendants to exclude Sherwin Williams from bidding and their failure to seek other bona fide bids was in gross disregard of the fiduciary duties owed to plaintiff and the other members of the Class. The individual defendants have failed to take adequate steps to maximize shareholder value.

                    17. Plaintiff and the other members of the Class will suffer injury unless the unlawful transactions complained of herein are enjoined.

                    18. Plaintiff and the Class have no adequate remedy at law.

                    WHEREFORE, plaintiff demand judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

               A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as class representatives;

               B. Declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

               C. Enjoining the purchase of Grow by ICI pursuant to the Merger Agreement;

               D. Requiring defendants to negotiate with Sherwin Williams and/or other potential acquirers in a manner designed to maximize stockholder value and to utilize the rights plan to benefit the members of the Class and maximize the value of their holdings;

               E.   Awarding plaintiff and the Class compensatory damages;

               F. Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

               G. Granting such other and further relief as this Court may deem just and proper.

                                        GOODKIND LABATON RUDOFF
                                          & SUCHAROW LLP
                                        100 Park Avenue
                                        New York, New York  10017
                                        (212) 907-0700

                                        WECHSLER SKIRNICK HARWOOD
                                          HALEBIAN & FEFFER LLP
                                        805 Third Avenue
                                        New York, New York  10022
                                        (212) 935-7400

                                        Attorneys for Plaintiff